UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: August 7, 2007                       /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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July 25, 2007                                  TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


                CENTRASIA APPOINTS LEONID OPARIN AND BRIAN MCEWEN
                           TO THE BOARD OF DIRECTORS


VANCOUVER, B.C., AUGUST 7, 2007 -- Centrasia Mining Corp. ("Centrasia") Board of Directors is pleased to announce that it has appointed Mr. Leonid Oparin and Mr. Brian McEwen, P. Geol to the board of directors.

Mr. Oparin has over 30 years of mine development and construction experience in Russia after graduating from the Leningrad Mining Institute in 1971, as a Mining surveyor. He is currently the Head of the Mining and Geological department and Advisor to the President of JSC Alrosa. From 1973 to 2002, Mr. Oparin worked for Norilsk Nickel (OTC:NILSY, LSE:MNOD, RTS:GMKN), most recently as head of the Mineral Resources Department and Director of Mining Production Development Projects. During his earlier years with Norilsk, he held positions as Branch Mining Surveyor, Head of the Construction Department and Deputy Head of the Construction Division. Subject to regulatory and shareholder approval, Mr. Oparin has been granted an option to purchase up to 100,000 shares of Centrasia at $1.20 for a period of five years.

Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former manager of mineral projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. and Dynasty Gold Corp. Brian is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta

Concurrent with these appointments, Centrasia announces the resignation of Gregory G. Crowe and Lindsay Bottomer from the board. Centrasia's Board and management wish to thank Mr. Bottomer and Mr. Crowe for their contributions during the creation and initial growth of the company. Both Mr. Crowe and Mr. Bottomer will continue to be involved with the company in a consulting role.



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                                      -2-


"We are delighted to have Mr. Oparin join the Centrasia team and also pleased that Mr. McEwen has agreed to play a more significant role in the company" states Douglas Turnbull, Centrasia's President and CEO. "Mr. Oparin brings a strong mining business background in Russia to the company and has an extensive network of contacts in the Russian Mining Community. As we push forward to feasibility with the Souker Deposit, Mr. McEwen's experience and background in mine development will continue to be an important asset for the company. The combined experience of these two individuals will further enhance Centrasia's ability to develop opportunities that will be invaluable to the Company's future success."

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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